Exhibit 12.2

PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend
(1,000's)

		Six
		Months
Line		Ended	Year Ended December 31,
No.		6/30/06	2005	2004	2003	2002	2001
	Fixed charges, as defined by the Securities and
	Exchange Commission:

1	Interest on Long-term Debt	$ 46,798	$ 75,736	$ 46,702	$ 59,429	$ 56,409	$ 62,716
2	Amortization of Debt Premium, Discount and
	Expenses	2,141	3,642	2,697	2,838	2,302	2,346
	Other Interest	16,123	14,299	2,319	5,423	2,859	(42)
4	Estimated Interest Factor of Lease Rental
	Charges	10,681	20,643	19,617	20,452	23,233	22,856

5	Total Fixed Charges	75,743	114,320	71,335	88,142	84,803	87,876
6	Preferred dividend requirements	264	2,868	572	586	586	586
7	Total Fixed Charges and Preferred dividend
	requirements	$ 76,007	$117,188	$ 71,907	$ 88,728	$ 85,389	$ 88,462

	Earnings, as defined by the Securities and
	Exchange Commission:

8	Consolidated Net Earnings from Continuing
	Operations	$ 42,896	$ 71,021	$ 88,258	$ 59,138	$ 64,272	$150,433
9	Income Taxes	25,372	32,861	49,247	27,889	33,032	81,063
10	Add Fixed Charges as Above	75,743	114,320	71,335	88,142	84,803	87,876

11	Earnings Available for Fixed Charges	$144,011	$218,202	$208,840	$175,169	$182,107	$319,372

12	Ratio for Earnings to Fixed Charges	1.89	1.86	2.90	1.97	2.13	3.61